March 5, 2010

By EDGAR Submission

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 4720
Washington, DC 20549
Attention: Jim B. Rosenberg
Re:	PAREXEL International Corporation Form 10-K for Fiscal Year ended June 30, 2009 Schedule 14A filed October 28, 2009 Form 10-Q for the Quarterly Period Ended December 31, 2009 File No. 000-21244
Ladies and Gentlemen:
This letter relates to the letter, dated February 23, 2010, that our client, PAREXEL International Corporation (the “Company”), received from Mr. Jim B. Rosenberg, Senior Assistant Chief Accountant, on behalf of the Staff of the U.S. Securities and Exchange Commission (the “Staff”).
On behalf of the Company, and as discussed by telephone with Ms. Staci Shannon of the Staff on March 4, 2010, this letter is to confirm that the Company intends to respond to the Staff’s comments on or before March 23, 2010.
If you require additional information or wish to discuss the timing of the Company’s response, please do not hesitate to contact the undersigned at 617-526-6345. Thank you.
Very truly yours,

/s/ Brian Neumann
Brian Neumann

cc:	Douglas A. Batt, PAREXEL International Corporation W. Brett Davis, PAREXEL International Corporation James F. Winschel, Jr., PAREXEL International Corporation